SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - 07/19

Copel Distribuição Elected Brazil’s Best Distributor

in the Consumers’ Opinion

Companhia Paranaense de Energia (COPEL), a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby notifies its shareholders and the market in general that, for the second consecutive year, Copel Distribuição was elected the best distributor in the country and in the South region in the client’s opinion, according to the Aneel’s Consumer Satisfaction Index (IASC). The award ceremony was held in Brasilia this Monday, February 25, 2019.

Aneel’s index is measured through an opinion poll with consumers all over Brazil and unveils the consumer’s satisfaction with the services provided based on a number of criteria, such as the quality perceived by the client, the benefit-cost ratio of services, overall satisfaction and trust in the supplier.

With this award, among so many others won by Copel Distribuição in recent years, such as the awards from Abradee (Brazilian Association of Energy Distributors) and Cier (Regional Commission of Energy Integration), the Company restates its commitment to continuously improve the quality of services and of the energy supplied to its consumers.

The energy distribution segment has been an important focus of Copel’s investments, with the purpose of expanding and modernizing the electric energy grid to increase efficiency and reduce costs, as well as actions to innovate and excel in customer service.

Curitiba, February 26, 2019.

Adriano Rudek de Moura

CFO and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date February 26, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.